Exhibit 99.(a)(5)(F)

News Release

Abbott Completes Cash Tender Offer for Series B Convertible Perpetual Preferred Stock of Alere Inc.

ABBOTT PARK, Ill., Oct. 4, 2017 — Abbott announced today that it has successfully completed its previously announced tender offer to purchase for cash all outstanding shares of Series B Convertible Perpetual Preferred Stock (the “Preferred Stock”) of Alere Inc. (“Alere”) at a price (the “Offer Price”) of $402.00 per share of Preferred Stock, plus accrued but unpaid dividends to, but not including, the settlement date of the tender offer, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law (the “Offer”). The Offer was made in connection with Abbott’s previously announced agreement to acquire Alere, which closed on Oct. 3, 2017.

The Offer expired at 11:59 p.m. New York City time on Tuesday, Oct. 3, 2017 (the “Expiration Time”). American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Abbott that as of the Expiration Time, 1,748,025 shares of Preferred Stock had been tendered in the Offer, representing approximately 98.5 percent of the outstanding shares of Preferred Stock. All conditions to the Offer having been satisfied, Abbott accepted for payment all shares of Preferred Stock that were validly tendered and not properly withdrawn pursuant to the Offer, and payment of the Offer Price for such shares of Preferred Stock will be promptly made by the Depositary.

About Abbott

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 94,000 people.

Visit Abbott at www.abbott.com and connect with us on Twitter at @AbbottNews.

A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” in Abbott’s Annual Report on Form 10-K for the year ended Dec. 31, 2016, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Abbott Media:
Darcy Ross, +1 (224) 667-3655
Elissa Maurer, +1 (224) 668-3309

Abbott Financial:
Scott Leinenweber, +1 (224) 668-0791
Michael Comilla, +1 (224) 668-1872

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